Exhibit 2.2
April 6, 2011
Harbinger OM, LLC
450 Park Ave., 30th Floor
New York, NY 10022
Re: Application of Section 6.1(g) of the Stock Purchase Agreement to Old Mutual plc Equity Incentive Plans
This letter agreement (this “Agreement”) is being executed and delivered to confirm certain agreements with respect to Seller’s obligations under Section 6.1(g) of the First Amended and Restated Stock Purchase Agreement, by and between OM Group (UK) Limited and Harbinger OM, LLC, dated as of February 17, 2011 (the “SPA”), and other agreements of the parties with respect to matters addressed herein. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the SPA.
1. Understanding Regarding the Share Plans. Buyer and Seller hereby agree that the obligations of the parties under Section 6.1(g) of the SPA will be deemed fulfilled with respect to the Old Mutual plc Share Reward Plan, and also hereby agree to take certain actions with respect to the Old Mutual plc Restricted Share Plan (collectively with the Old Mutual plc Share Reward Plan, the “Share Plans”), as follows:
1.1 As soon as reasonably practicable after the Closing, Seller shall cause the shares underlying any award made under the Share Plans for which a Sale Election is in effect to be sold in accordance with the terms of the Share Plans and Employee elections. For purposes of this Agreement, the term “Sale Election” shall mean an election made by an Employee who is a participant in the Share Plans or the Option Plan (as defined below) directing Seller or its Affiliates to sell the shares underlying an award granted pursuant to the Share Plans or Option Plan, as applicable.
1.2 As soon as reasonably practicable after the sale of the awards as described in paragraph 1.1 above, Seller shall notify Buyer in writing of the following: (a) the proceeds of the sale of awards described in paragraph 1.1 that shall be paid to each Employee (the “Share Plans Cash Bonus”), and (b) the number of shares underlying any awards made under the Share Plans for which a Sale Election is not in effect and that will not be settled in cash and instead will be settled in shares for each Employee (the “Share Plans Stock Bonus”).
1.3 Along with the notice provided in paragraph 1.2, Seller shall pay to Buyer, or at the direction of Buyer to the Transferred Companies, the Share Plans Cash Bonus, reduced by the Compensation Tax Benefit.

1.4 Buyer shall, or shall cause the Transferred Companies to, use commercially reasonable efforts to (a) pay to each Employee the Share Plans Cash Bonus, and (b) if applicable, cooperate with Seller to transmit to the participating Employees new share certificates on behalf of Seller reflecting the lapse of the restrictions with respect to the Share Plans Stock Bonus, in each case less applicable tax withholdings and as disclosed in writing by Seller in accordance with Section 6.1(g) and this paragraph 1.
2. Understanding Regarding the Option Plan. Buyer and Seller hereby agree to take certain actions with respect to the Old Mutual Share Option and Deferred Delivery Plan (the “Option Plan”), as follows:
2.1 As soon as reasonably practicable after an Employee who holds an award under the Option Plan exercises such award, Seller shall cause the shares underlying any such award for which a Sale Election is in effect to be sold in accordance with the terms of the Option Plan and such Employee’s election.
2.2 As soon as reasonably practicable after the exercise of an option by a participating Employee, Seller shall notify Buyer in writing of the following: (a) if a Sale Election is in effect for such option, the proceeds of the sale of the option that shall be paid to such Employee (the “Option Plan Cash Bonus”), and (b) if a Sale Election is not in effect for such option, the number of shares underlying such option that that will not be settled in cash and instead will be settled in shares for such Employee (the “Option Plan Stock Bonus”).
2.3 Along with the notice provided in paragraph 2.2, Seller shall pay to Buyer, or at the direction of Buyer to the Transferred Companies, the Option Plan Cash Bonus, reduced by the Compensation Tax Benefit.
2.4 Buyer shall, or shall cause the Transferred Companies to, use commercially reasonable efforts to (a) pay to each Employee the Option Plan Cash Bonus, and (b) if applicable, cooperate with Seller to transmit to the participating Employees share certificates on behalf of Seller reflecting the acquisition of the Option Plan Stock Bonus, in each case less applicable tax withholdings and as disclosed in writing by Seller in accordance with this paragraph 2.
3. Understanding Regarding the Compensation Tax Benefit. Buyer and Seller hereby agree that, for purposes of Sections 6.1(f) and 6.1(g) and for purposes of all matters referred to in this Agreement, the Compensation Tax Benefit shall be deemed to have a value equal to Zero Dollars ($0).

4. Understanding Regarding Section 409A. To the extent Seller has knowledge of any compliance issues under Internal Revenue Code Section 409A regarding any payment made in connection with this Agreement, Seller shall promptly inform Buyer of such issues, and Seller and Buyer shall cooperate to resolve such issues in a timely manner.
5. Miscellaneous.
5.1 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.
5.2 Agreement. This Agreement is binding on and enforceable against Seller and Buyer notwithstanding any contrary provisions in the SPA, and in the event of a conflict between the provisions of this Agreement and the SPA, the provisions of this Agreement shall control with respect to the parties hereto. The Agreement may only be amended in writing by the parties hereto.
5.3 No Other Modification. Except as specifically provided herein, the terms and conditions of the SPA, and in particular of Sections 6.1(f) and 6.1(g) of the SPA, shall remain in full force and effect and shall govern the rights and obligations of Buyer and Seller.
5.4 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties to each such agreement in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other means of electronic transmission shall be as effective as delivery of a manually executed counterpart of any such Agreement.
[signature page follows]

IN WITNESS WHEREOF, Seller and Buyer have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

OM GROUP (UK) LIMITED
By:	/s/ Alex Duncan
	Name:	Alex Duncan
	Title:	Director of Finance — Capital

HARBINGER OM, LLC
By:	/s/ Francis T. McCarron
	Name:	Francis T. McCarron
	Title:	Executive Vice President and Chief Financial Officer